UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

U.S. AUTO PARTS NETWORK, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

90343C100
(CUSIP Number)

June 19, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90343C100

1	NAMES OF REPORTING PERSONS
Sol Khazani

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,870,836(1)

	6	SHARED VOTING POWER
NONE

	7	SOLE DISPOSITIVE POWER
2,870,836(1)

	8	SHARED DISPOSITIVE POWER
NONE

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,870,836(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.2%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*
Based on 37,169,327 shares of Common Stock outstanding and 2,620,687 shares of Series A Convertible Preferred outstanding as of March 25, 2020, as reported in the Issuer’s Proxy Statement on Schedule 14A filed on April 27, 2020, totaling 39,790,014 shares on an as-converted basis.

(1)
Consists of (i) 2,632,203 shares of Common Stock owned directly by the Sol Khazani Living Trust Established June 1, 2007, of which Mr. Khazani is the sole trustee, (ii) 213,979 shares of Common Stock owned directly by the Sol Khazani Annuity Trust Established November 18, 2006, of which Mr. Khazani is the sole trustee, and (iii) 24,654 shares of Common Stock issued in lieu of preferred stock dividends.

CUSIP No. 90343C100

1	NAMES OF REPORTING PERSONS
Sol Khazani Living Trust Established June 1, 2007

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
The trust is governed by the laws of the state of California.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,870,836(1)

	6	SHARED VOTING POWER
NONE

	7	SOLE DISPOSITIVE POWER
2,870,836(1)

	8	SHARED DISPOSITIVE POWER
NONE

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,870,836(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.2%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Based on 37,169,327 shares of Common Stock outstanding and 2,620,687 shares of Series A Convertible Preferred outstanding as of March 25, 2020, as reported in the Issuer’s Proxy Statement on Schedule 14A filed on April 27, 2020, totaling 39,790,014 shares on an as-converted basis.

(1)
Consists of (i) 2,632,203 shares of Common Stock owned directly by the Sol Khazani Living Trust Established June 1, 2007, of which Mr. Khazani is the sole trustee, (ii) 213,979 shares of Common Stock owned directly by the Sol Khazani Annuity Trust Established November 18, 2006, of which Mr. Khazani is the sole trustee, and (iii) 24,654 shares of Common Stock issued in lieu of preferred stock dividends.

CUSIP No. 90343C100

1	NAMES OF REPORTING PERSONS
Sol Khazani Annuity Trust Established November 18, 2006

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
The trust is governed by the laws of the state of California.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,870,836(1)

	6	SHARED VOTING POWER
NONE

	7	SOLE DISPOSITIVE POWER
2,870,836(1)

	8	SHARED DISPOSITIVE POWER
NONE

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,870,836(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.2%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Based on 37,169,327 shares of Common Stock outstanding and 2,620,687 shares of Series A Convertible Preferred outstanding as of March 25, 2020 totaling 39,790,014 shares, as reported in the Issuer’s Proxy Statement on Schedule 14A filed on April 27, 2020.

(1)
Consists of (i) 2,632,203 shares of Common Stock owned directly by the Sol Khazani Living Trust Established June 1, 2007, of which Mr. Khazani is the sole trustee, (ii) 213,979 shares of Common Stock owned directly by the Sol Khazani Annuity Trust Established November 18, 2006, of which Mr. Khazani is the sole trustee, and (iii) 24,654 shares of Common Stock issued in lieu of preferred stock dividends.

This Amendment No. 2 amends (a) the Schedule 13G filed on February 14, 2008 (the “Initial Schedule 13G”) by Sol Khazani, Mina Khazani and the Khazani Living Trust Established October 26, 2004 (the “Reporting Persons”) relating to the common stock, par value $0.001 per share (the “Common Stock”) of U.S. Auto Parts Network, Inc., a Delaware corporation (the “Issuer”) and (b) Amendment No. 1 to the Initial Schedule 13G, filed by the Reporting Persons on March 29, 2019 (the “Previous Amendment”).  Except as set forth below, all Items of the Initial Schedule 13D, as amended by the Previous Amendment, remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D or the Previous Amendment, as applicable.

Item 4.	Ownership.

		As of June 19, 2020:

	(a)	Amount beneficially owned:

		Sol Khazani	2,870,836
		Sol Khazani Living Trust Established June 1, 2007	2,870,836
		Sol Khazani Annuity Trust Established November 18, 2006	2,870,836

	(b)	Percent of class:

		Sol Khazani	7.2%
		Sol Khazani Living Trust Established June 1, 2007	7.2%
		Sol Khazani Annuity Trust Established November 18, 2006	7.2%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:
		Sol Khazani	2,870,836
		Sol Khazani Living Trust Established June 1, 2007	2,870,836
		Sol Khazani Annuity Trust Established November 18, 2006	2,870,836
		(ii)	Shared power to vote or to direct the vote:
		Sol Khazani	0
		Sol Khazani Living Trust Established June 1, 2007	0
		Sol Khazani Annuity Trust Established November 18, 2006	0
		(iii)	Sole power to dispose or to direct the disposition of:
		Sol Khazani	2,870,836
		Sol Khazani Living Trust Established June 1, 2007	2,870,836
		Sol Khazani Annuity Trust Established November 18, 2006	2,870,836
		(iv)	Shared power to dispose or to direct the disposition of:
		Sol Khazani	0
		Sol Khazani Living Trust Established June 1, 2007	0
		Sol Khazani Annuity Trust Established November 18, 2006	0

The shares of Common Stock beneficially owned by Sol Khazani consists of (i) 2,632,203 shares of Common Stock owned directly by the Sol Khazani Living Trust Established June 1, 2007, of which Mr. Khazani is the sole trustee, (ii) 213,979 shares of Common Stock owned directly by the Sol Khazani Annuity Trust Established November 18, 2006, of which Mr. Khazani is the sole trustee, and (iii) 24,654 shares of Common Stock issued in lieu of preferred stock dividends.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2020
(Date)

/s/ SOL KHAZANI
Sol Khazani

SOL KHAZANI LIVING TRUST ESTABLISHED JUNE 1, 2007

/s/ SOL KHAZANI
By:	Sol Khazani
Its:	Sole Trustee

SOL KHAZANI ANNUITY TRUST ESTABLISHED NOVEMBER 18, 2006

/s/ SOL KHAZANI
By:	Sol Khazani
Its:	Sole Trustee